UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-10093
Ramco-Gershenson Properties Trust
(Exact name of registrant as specified in its charter)
31500 Northwestern Highway
Farmington Hills, Michigan 48334
(248) 350-9900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
7.95% Series C Cumulative Convertible Preferred Shares of Beneficial Interest
(Title of each class of securities covered by this Form)
Common Shares of Beneficial Interest, $0.01 par value;
9.5% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: None
     Pursuant to the requirements of the Securities Exchange Act of 1934, Ramco-Gershenson Properties Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 4, 2007	/s/ Richard J. Smith
Richard J. Smith
Chief Financial Officer